Exhibit 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings (losses) of an investee	$37,399	$226,993	$167,963	$199,036	$127,750	$153,219
Fixed Charges	43,566	161,913	144,898	139,486	145,954	136,111
Adjusted Earnings	$80,965	$388,906	$312,861	$338,522	$273,704	$289,330

Fixed Charges:
Interest on indebtedness and amortization of debt issuance costs and debt discounts and premiums	$43,566	$161,913	$144,898	$139,486	$145,954	$136,111

Ratio of Earnings to Fixed Charges	1.86x	2.40x	2.16x	2.43x	1.88x	2.13x